UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Michael Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, N.Y.  10019

February 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,168,944
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,168,944
11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 13,168,944
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) OO

1 The 13,168,944 Common Shares set forth above include (a) 13,143,944 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,169,244
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,169,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,169,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,169,244
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,169,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,169,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007, by Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2008, and by Amendment No. 5 to Schedule 13D filed with the SEC on May 2, 2008 (as amended, the “Schedule 13D”).

As of April 29, 2008, the Reporting Persons no longer held their Common Shares with a purpose or effect of changing or influencing control of the Issuer.  As a result, on May 2, 2008, the Reporting Persons filed a Schedule 13G (the “Schedule 13G”) relating to the Common Shares, however the Reporting Persons may not have been eligible to file their May 2, 2008 report on Schedule 13G.  Accordingly, the Reporting Persons are filing this Amendment No. 6 to the Schedule 13D, which supersedes the Schedule 13G.

Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer
Item 5 of the 13D is hereby supplemented as follows:
(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on December 12, 2008, there were 116,528,331 Common Shares issued and outstanding as of October 27, 2008.  The 13,168,944 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 11.3% of the Common Shares issued and outstanding.[2]  The 13,169,244 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 11.3% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares and (ii) 300 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Valence disclaims beneficial ownership of the Common Shares beneficially owned by DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Valence.

DESCO LP, as managing member and investment adviser of Valence and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Neither DESCO LP nor DESCO Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

2  The 13,168,944 Common Shares set forth above include (a) 13,143,944 Common Shares owned by Valence and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the managing member of DESIM LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from May 1, 2008 to February 13, 2009, which were all brokered transactions, are set forth below:

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
DESIM LLC	10/3/2008	20.13	(300)
DESIM LLC	10/3/2008	20.14	(200)
Valence	12/2/2008	21.84	(500)

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated February 17, 2009.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 17, 2009

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw